December 11, 2009
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Ms. Kathleen Collins and Ms. Megan Akst
Re: RightNow Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on April 21, 2009)
Form 8-K/A dated November 4, 2009
Dear Ms. Collins and Ms. Akst:
We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated November 30, 2009 (the “SEC Comment Letter”) regarding the above-referenced Annual Report on Form 10-K for the fiscal year ending December 31, 2008 (“Form 10-K”), Executive Compensation incorporated by reference from Definitive Proxy Statement on Schedule 14A (“Proxy”), and Form 8-K/A (“Form 8-K/A”) furnished on November 4, 2009 of RightNow Technologies, Inc. a Delaware corporation (“we”, “us”, “our”, or “the Company”). The responses set forth below contain each of the Staff’s comments highlighted in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Capitalized terms not otherwise defined herein have the meaning given to them in the Form 10-K, Proxy and Form 8-K/A, as applicable.
Form 10-k for the Year Ended December 31, 2008
Item 1. Business, page 4
1.	You disclose on page 8 that 13% of your active clients are from the public sector, and that 14 % of your revenue for fiscal 2008 was generated from government/educational institutions. Please tell us what consideration you gave to providing in your filing a description of any material portion of your business that may be subject to renegotiation or termination at the election of the government. See Item 101 (c)(1)(ix) of Regulation S-K.
Company Response: All of our contracts are binding, and generally non-cancellable including those transactions that are entered into with our government customers. Typically our contracts with our government customers are only twelve-month arrangements, and we ensure that the government has approved the funding prior to recording a transaction or commencing revenue recognition for both new and renewal arrangements. As such, we do not believe a material portion of our business is subject to renegotiation or termination at the election of the government. Lastly, we recognize into revenue only those fees that have been committed and earned (service delivered).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 25
2.	Please consider expanding this section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s financial condition and operating results. We note that you have provided information about how you earn revenues. Consider also addressing the material operations, risks and challenges facing RightNow and how management is dealing with these issues. Refer to SEC Release 33-8350. For example, consider explaining how management plans to obtain and maintain profitability and how it intends to manage the challenges of increasing competition in the customer relationship management market.
Company Response: At the beginning of 2007, we changed our product offerings from software license agreements to subscription service agreements. We made this change because we believe that providing offerings in this manner would improve our competitive positioning and assist with our market penetration. This change impacted our revenue model; therefore, in 2008 one of the company’s primary operating objectives was to generate revenues and accordingly, we discussed this in our 10-K. We do recognize that we can always improve our MD&A and we appreciate your recommendations.
Considering your comment, in our 2009 filing we plan to also address our most significant business objectives, material operations and risks and challenges consistent with disclosures we have made over the course of the year in our 10Q’s and earning calls. The themes will likely include some or all of the following:
•	Given the deteriorating macroeconomic conditions that began in 2008 and persisted in 2009, our company’s two primary objectives for 2009 were; to take care of our customers and to grow profitability.

•	Our investments were carefully managed and primarily focused on ensuring that existing customers were satisfied with their solutions and new offerings developed at the company would enable us to expand the breadth of our product footprint.

•	In line with our objective to “take care of our customers,” we increased the number of staff in our customer care operation, increased automation in our quality assurance organization and focused our quarterly product releases on client requested enhancements.

•	We believe we increased revenues from existing customers as a result of the above efforts combined with focused sales and marketing efforts aimed at increasing our customer base among consumer centric organizations. Additionally, we believe our expanded contact center offerings and our strategy to win small, initial deals with customers (“Land”) and then grow our customer penetration based on measurable success (“expand”) resulted in increased revenue and growth in profitability.

•	Additionally, supplementing the above efforts to increase revenue, we adjusted our sales processes to better align with customer buying patterns, primarily by understanding the customers’ procurement requirements and the greater levels of scrutiny required to initiate and close projects in the difficult economic environment.

•	A portion of our revenue is also contingent on customers renewing subscription agreements. We saw some customers reduce their solution needs at renewal time as their requirements have changed. Additionally, we saw some smaller organizations fail to renew their subscriptions for a variety of reasons, such as they ceased operations, purchased less expensive solutions from competitors, or were consolidated.

•	As part of our objective to grow profitability while still making the above investments in customer satisfaction, we reduced the investment in less productive sales and marketing channels and managed expenses including staff utilization and compensation closely. We monitored and continue to monitor these investments on a regular basis so that we can reduce spending in a given or across all functions if it significantly puts at risk increasing our profitability.

•	Lastly, to further our competitive advantage we invested in expanding our offering by acquiring HiveLive and rebranding our offering as RightNow CX, the Customer Experience Suite.
We are still in process of drafting MD&A for inclusion in the 2009 Form 10-K. The final text is subject to our process and control procedures. As such, the above themes may be modified between now and the filing of the 2009 Form 10-K due to changes in our strategy, the competitive landscape and our expectations about 2010.
3.	We note your discussion of bookings throughout your Earnings Call Transcripts from Q4 2008 to Q3 2009. We further note from your disclosures on page 34 that the company “typically” bills customers at the beginning of the contract terms, however, during the third and fourth quarters of fiscal 2008, 25% of your business signed with monthly or periodic billing terms (up from 15-20% historically) and this amount increased to 39% during the third quarter of fiscal 2009. You also indicate that deferred revenue is not recorded for subscriptions with monthly or periodic billing terms until the invoices are issued. Please confirm whether your “bookings” are firm orders to deliver software and services in the future. To the extent these are firm commitment orders, considering the majority of your revenue is now being earned on a subscription basis, tell us what consideration you gave to disclose the total contract value of all your non-cancellable subscription and term license contracts (i.e. backlog) pursuant to Item 101 (c)(1)(viii) of Regulation S-K.

Company Response: We advise the Staff that on an annual basis in our future Forms 10-K we will disclose our backlog amounts consistent with Item 101(c)(viii) of Regulation S-K.
In response to the Staff’s comment, we confirm that our bookings are firm orders to deliver software and services in the future. As the Staff has noted, we have discussed bookings (closed contract value in a given quarter) in our earnings calls from Q4 2008 to Q3 2009. We have provided bookings to provide additional information to our investors in order to help them understand our business, but have also indicated clearly that this is not the best metric to focus on related to our Company for a number of reasons described below and we have publicly stated this during our earnings calls. Additionally, during these calls we have continued to share the key metrics that we internally focus on, which are revenue, recurring revenue, and earnings, which we do believe are material to an understanding of our business.
Although bookings is a metric that management monitors, we do not believe it is material to an understanding of our business as a whole as set out in Item 101(c) (1) (viii) of Regulation S-K. Indeed, variations in backlog can cause the metric to be a very unreliable indicator of the health of our business or business trends. This is because the amount of backlog can change for a number of reasons, including specific timing and duration of customer agreements, varying billing cycles of non-cancelable subscription agreements, specific timing of customer renewals, foreign currency fluctuations, the timing of when backlog is recognized as revenue, and changes in customer financial circumstances. Additionally, we note that there is a variety of practices among issuers in our industry as to whether backlog orders or similar amounts are disclosed and, if disclosed, as to how such amounts are presented. As a result, peer-to-peer comparisons are difficult and potentially misleading.
Notwithstanding the foregoing and as noted above, we will disclose unbilled deferred revenue backlog annually in the Business Section of future Forms 10-K. Below is an illustration of the proposed disclosure that we currently anticipate including in our next Form 10-K:
Total backlog deferred revenue was approximately $[ ] and $[ ] as of December 31, 2009 and December 31, 2008, respectively. Current total backlog deferred revenue, that is the portion of backlog deferred revenue which is expected to be invoiced and recognized as revenue within the next twelve months was approximately $[ ] and $[ ] as of December 31, 2009 and December 31, 2008, respectively. Backlog deferred revenue represents future billings under our non-cancelable subscription agreements that have not been invoiced and, accordingly, are not recorded in deferred revenue. We expect that the amount of backlog deferred revenue may change from year-to-year for several reasons, including the specific timing and duration of large customer subscription agreements, varying billing cycles of non-cancelable subscription agreements, the specific timing of customer renewals, foreign currency fluctuations, the timing of when unbilled backlog revenue is to be recognized as revenue, and changes in customer financial circumstances. For multi-year subscription agreements billed annually, the associated unbilled deferred revenue is typically high at the beginning of the contract period, zero just prior to renewal, and increases if the agreement is renewed. Low unbilled backlog revenue attributable to a particular subscription agreement is typically associated with an impending renewal and may not be an indicator of the likelihood of renewal or future revenue from such customer. Accordingly, we expect that the amount of aggregate unbilled backlog revenue may change from year-to-year depending in part upon the number and dollar amount of subscription agreements at particular stages in their renewal cycle. Such fluctuations are not a reliable indicator of future revenues.

Liquidity and Capital Resources, page 34
4.	We note your discussion of your contractual obligations and purchase commitments at December 31, 2008 where you indicate that you believe the company will generate sufficient cash from operations to satisfy “these commitments” in 2009. Please confirm that you believe the existing cash and cash generated from operations will be sufficient to meet all of the company’s operating requirements for the next twelve months, including your day-to-day operating expenses and not just your outstanding commitments. If true, please ensure that your future disclosures clearly indicate as such. We refer you to FRC 501.03 (a)
Company Response: We respectfully refer the Staff to the disclosure on page 35 of our Form 10-K in which we have stated: “We believe our existing cash and short-term investments, together with funds generated from operations, should be sufficient to fund operating and investment requirements for at least the next twelve months.”
Note 1. Business Description and Summary of Significant Accounting Policies
1(g) Accounts Receivable and Term Receivables, page F-8
5.	We note that for license arrangements, term receivables include the remaining minimum committed amounts due from customers for which no revenue has been recognized. Please clarify whether the term receivable balances included in your consolidated balance sheets include any unbilled amounts. If so, tell us what portion of the term receivable for each period presented has not yet been billed to your customer and tell us what guidance you considered when recording a receivable and deferred revenue for such amounts.
Company response: The term receivable balances included in our consolidated balance sheets do not include any unbilled amounts.
We record the gross receivable and deferred revenue on the balance sheet for our arrangements that qualify for accounting in accordance with SOP 97-2 (Industry Topic 985, Software). We believe it is acceptable to present the receivable and deferred revenue on a gross basis as (1) evidence of an arrangement exists, and (2) the software vendor has the legal right to bill and collect the receivable. Under our software arrangements, a license to the software has been delivered to the customer, and as such we have a contractual right to collect the receivable. Beginning in 2007, we have sold the great majority of our services through subscription arrangements versus license arrangements, which precludes us from recording term receivables and deferred revenue at the time an order is recorded as delivery has not occurred.
(1)(i). Revenue Recognition, page F-9
6.	We note that 14% of the company’s revenues are derived from both government agencies and educational institutions. As it relates to your sales to government agencies, tell us how you considered paragraphs 32-33 of SOP 97-2 in accounting for any fiscal funding clauses included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.
Company Response: We respectfully refer the Staff to our response to Comment No. 1 above as to how we consider paragraphs 32-33 of SOP 97-2, in which we stated, “we ensure that the government has approved the funding prior to recording a transaction or commencing revenue recognition for both new and renewal arrangements,” and, “we recognize into revenue only those fees that have been committed and earned (service delivered).”
Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on April 21, 2009)
Compensation Discussion and Analysis
Compensation Components and Process, page 18
7.	You state that your compensation committee “considers” certain published survey data and the pay practices of the peer companies identified in your filing in making decisions with respect to base salaries, annual cash incentives and long-term incentive compensation for your named executive officers. However, it is unclear how the committee considers this external market data in making pay determinations. As one example, you state on page 21 that cash incentive potential for each of your executive officers is “determined based on a comparison to the cash compensation potential of comparable positions in peer groups and surveys,” but you do not explain how the comparison to external market data influenced the committee’s determination of the cash incentive potential (for example, whether the cash incentive potential was targeted at a specified percentile against the external market data). Please clearly state whether you engaged in benchmarking of total compensation, or any material element of compensation, and if so, identify the benchmark and disclose where actual payments fell in comparison to the targeted benchmark. To the extent actual compensation was outside the targeted range, please explain why. If you do not benchmark compensation, please clarify the manner in which you utilize the information regarding compensation practices from the survey data and the peer group.
Company Response: Our compensation committee has engaged in benchmarking total compensation and individual compensation components, in order to provide a point of reference to the relevant comparative labor market for talent as well as business competitors. Our compensation committee has not exclusively relied on benchmarking to set executive compensation, but rather uses it more as a “reality check.” Our compensation committee has also considered historical tally sheet data showing the history of compensation and stock option awards for each executive officer and the officer’s performance during the previous year (please see our response to Comment No. 8 below). Our compensation committee does not target compensation to fall within a specified range against the benchmarks, either for an individual officer or for the executive officers as a group (e.g., we do not target the 25th to 75th percentile) as the committee does not believe that this is meaningful due to the multiplicity of factors that go into the determination of compensation. Rather, benchmarking is one input only into a process that is designed to ensure that our compensation is sufficiently attractive to enable us to attract, motivate and retain executives. We intend to clarify these points through disclosure in our future filings.
8.	You indicate that the compensation committee considers tally sheets of each executive officer’s historical compensation, but you do not discuss with any specificity how the use of tally sheets influences compensation decisions. Please provide appropriate disclosure addressing the committee’s analysis of the information contained in the tally sheets and how the evaluation of this information resulted in specific awards for the fiscal year or modifications to the manner in which you implement your compensation program. Analyze the extent to which amounts paid or awarded under each element affect decisions regarding the amounts paid or awarded under the other components of your program. Ensure that your disclosure explains and places in context how and why determinations with respect to one element may or may not have influenced the committee’s decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.
Company’s Response: We have indicated in the Compensation Discussion and Analysis section in our Proxy that our compensation committee considers a number of inputs, which are not limited to the tally sheets. We have disclosed on page 19 of the Proxy that the compensation committee considers the published survey and peer company data, having regard for the scope of each executive officer’s experience and responsibilities, historical tally sheet data showing the history of compensation and stock option awards for each executive officer and, in the case of executive officers other than the chief executive officer, having regard to the recommendations of the chief executive officer. The compensation committee reviews a tally sheet of historical compensation data for the past three years for each executive officer, including base salary, cash incentive awards, equity-based incentive awards, perquisites, and severance entitlements. Our disclosure is intended to articulate that there are multiple components that are reviewed and considered before approving executive compensation. The historical tally sheets provide the compensation committee with an understanding of the executive’s historical compensation package before considering the future compensation package. We believe that the compensation committee is in a better position to evaluate a proposal to change an executive’s compensation package if the proposal can be evaluated in light of the executive’s compensation history. We will clarify this point through disclosure in our future filings.
In determining the amounts payable under individual components of an officer’s remuneration, the compensation committee seeks to develop a compensation package that is attractive and competitive in terms of total compensation, having regard both to cash and equity.  The committee also carefully considers the mix between the individual components. The committee believes that a significant portion of an officer’s potential income should be at risk if the Company fails to meet its financial plan, or fails to enhance shareholder value.  Accordingly, the committee tries to ensure that there is an appropriate balance between base, cash incentive and long term equity incentive components to ensure a risk reward profile that is consistent with the Company’s compensation philosophy.  For this reason, we do not offer executives an option to trade off one element against another (for instance, by trading cash incentive for equity). Finally, in determining the mix of components, we take into account market data for each position, recognizing that some positions are more highly leveraged than others (that is, a greater portion of total compensation is at risk). We intend to enhance our discussion of this issue in our future filings.
Annual Cash Incentive Plan, page 21
9.	We note that annual cash incentives for your named executive officers for 2008 were determined based primarily on the level of achievement of certain corporate financial performance targets for sales, operation earnings before stock-based compensation expense, and cash flow from operations. You state on page 23 that you do not disclose specific performance target levels and related criteria because they constitute highly confidential or financial information that would cause competitive harm, in apparent reliance on Instruction 4 to Item 402(b) of Regulation S-K. However, it is not clear why disclosure of you revenues, operating earnings before stock-based compensation expense, or cash flow from operations for the company as a whole for a given year after the conclusion of that year would cause the company competitive harm. Please advise, specifically addressing the nexus between disclosure of the performance targets and the competitive harm that is likely to result from disclosure.
Company’s Response: We note the Staff’s recent new position in its November 9, 2009 speech by Shelley Parratt that it does not believe disclosure of performance targets tied to company-wide financial results that are publicly reported will result in competitive harm after such amounts have been disclosed. Accordingly, we intend to provide in our future filings the prior year’s performance targets that are tied to operating earnings before stock-based compensation expense and cash flow from operations for the Company as a whole (consolidated).
We respectfully submit, however, that disclosure of performance targets tied to sales, including regional sales performance, and other regional financial performance targets (collectively, the “Confidential Information”), would cause substantial competitive harm to the Company. Subsection (b) (4) of the Freedom of Information Act (“FOIA”), 5 U.S.C. § 552 (hereinafter referred to as “Exemption Four”), exempts trade secrets and commercial or financial information from the public disclosure requirements of FOIA. This exemption is intended to protect both the interests of commercial entities that submit proprietary information to the government and the interests of the government in receiving continued access to such data.
Disclosure of the Confidential Information would cause substantial economic harm to the competitive position of the Company and fits squarely within the type of information protected and not required to be disclosed under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir.

1974), Braintree Electric Light Dep’t v. Dep’t of Energy, 494 F. Supp. 287 (D.D.C. 1980), Public Citizens Health Research Group v. Food and Drug Administration, 704 F.2d 1280 (D.C. Cir. 1983), Burke Energy Corporation v. Department of Energy, 583 F. Supp. 507 (1984), Landfair v. United States Department of the Army, 645 F. Supp. 325 (D.C. Cir. 1986), Critical Mass Energy Project v. Nuclear Regulatory Commission, 644 F. Supp. 344 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987) and Judicial Watch, Inc. v. United States Department of Justice, 306 F. Supp. 2d 58 (D.D.C. 2004).
The court in Public Citizens established two alternative tests under which information could be classified as exempt under Exemption Four: (i) the information consists of “trade secrets,” in which case no further inquiry is necessary, or (ii) the information consists of commercial or financial information, in which case the exemption applies only if such information were obtained from a person and is privileged or confidential. Thus, information other than trade secrets is within the scope of Exemption Four if such information is: (1) commercial or financial; (2) obtained from a person; and (3) privileged or confidential. 704 F.2d at 1290.
In Public Citizens, the court held that the terms “commercial” and “financial” should be given their ordinary meanings for purposes of the exemption. 704 F.2d at 1290. For example, in Landfair, the court stated that operating costs and information on financial condition are examples of items generally considered as commercial or financial information. 645 F. Supp. at 327. Other courts have adopted similarly broad definitions for “commercial” information. In Critical Mass, the court held that “information is commercial if it relates to commerce         . . . or it has been compiled in pursuit of profit.” 644 F. Supp. at 346.
The second element of the Public Citizens test requires that the information has been obtained by the Commission from a person outside the government. The court in Landfair stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327. The Company is a corporation, and therefore is a person within the meaning of Exemption Four.
The third element of the Public Citizens test requires the information to be privileged or confidential. A widely accepted definition of “confidential” for purposes of Exemption Four is provided by the court in National Parks: commercial or financial information is “confidential for the purposes of the exemption if disclosure of information is likely to . . . cause substantial economic harm to the competitive position of the person from whom the information was obtained.” 498 F.2d at 770.
In Securities Act Release No. 6495 (November 1, 1983), the Commission noted its reliance on the National Parks definition of confidentiality. The court in Public Citizens indicated that evidence revealing actual competition and the likelihood of substantial competitive injury is sufficient to bring the commercial information within the realm of confidential information. 704 F.2d at 1291. Other courts have determined confidential information to be information of a type that would not customarily be released to the public by the person from whom it was obtained. Burke Energy, 583 F. Supp. at 511.
If disclosed, competitors would be able to use the Confidential Information to gain a competitive advantage over the Company. The Confidential Information sets out confidential performance targets relating to certain expectations of the Company regarding sales performance (regional or otherwise)

and other regional financial performance. The cash incentive awards payout is conditioned upon the achievement of these targets, and indicates the contributions the Company expects its executive officers will make to the Company’s performance in this regard. The Company has not historically publicly reported sales performance (regional or otherwise) or other regional financial performance, and it does not propose to begin doing so at this time. If disclosed, the Confidential Information would harm the Company’s competitiveness in its industry by providing competitors with important insight into the Company’s expectations and its strategic plans, and the Company’s views on the importance of each executive officer’s role in contributing to achieving these expectations. The public disclosure of this sensitive commercial information would give the Company’s rivals an unfair competitive advantage by providing them with an enhanced understanding of the Company’s business strategy and plans both for sales and for its regional business, and would invite rivals to attempt to undercut or undermine such strategies. For instance, if disclosure of the Confidential Information showed that the Company had lower or higher expectations for a particular region, competitors would be able to position their operations and business strategies and adjust their regional competition accordingly. Disclosure of this Confidential Information also would place the Company in a disadvantageous position in attracting and retaining qualified executives by giving rivals information they could use in creating more competitive compensation packages. Accordingly, the Company’s competitive position would be substantially harmed by the disclosure of this Confidential Information.
The Company’s concern is similar to that addressed in National Parks, where the court held that disclosure of a company’s financial information would provide competitors with valuable insights into a company’s operational strengths and weaknesses and could assist competitors with selective pricing, market concentration, expansion plans and possible takeover bids. Indeed, the character of a company’s sales targets and regional financial performance targets reveals significant information about that company’s expectations regarding future business trends that competitors would analyze and use in structuring their strategies to compete with that company. For instance, a competitor who obtains sales targets which it believes to be aggressive will react much differently in the marketplace than the same competitor who obtains more cautious targets, thereby creating a risk of substantial competitive harm for the Company. Therefore, the Confidential Information fits within the National Parks definition of commercial or financial information “likely to . . . cause substantial economic harm” to the Company. 498 F.2d at 770.
In Judicial Watch, the Court held that a document which discussed Enron’s “commercial and financial projections” of a proposed power plant project was properly withheld from disclosure under Exemption 4 of FOIA. 306 F. Supp. 2d at 68-69. The Confidential Information at issue here is even more sensitive than the type of financial information covered by Judicial Watch; whereas Enron’s projections in Judicial Watch merely projected the financial performance of a single power plant, the Confidential Information projects the performance of a substantially greater part of the Company’s business both for sales and for regional performance. As such, the Confidential Information at issue here, if provided to competitors through public disclosure, is potentially more damaging to the Company than the projections protected by the Court’s holding in Judicial Watch.
Likewise, in Burke Energy, the Court noted that financial information which has been previously held by courts to be exempt from disclosure includes data relating to profits, sales, net sales and revenues.

583 F. Supp. at 511. The Court recognized that information which “enable[s] competitors to gain otherwise confidential information about [a company’s] financial situation” should be exempted from disclosure because it creates a risk of substantial competitive harm to the disclosing company. 583 F. Supp. at 512. The Court held that documents containing profit, sales and revenue information are confidential and would cause substantial harm to the disclosing company if released. Id. The Confidential Information at issue here is the same type of sensitive financial information protected by the Court in Burke.
Therefore, for the reasons set forth above, we respectfully submit that disclosure of the Confidential Information would cause substantial competitive harm to the Company.
10.	You disclose that “operating earnings before stock-based compensation expense” is one of the financial targets used to determine cash incentive compensation for your named executive offices. Please clearly identify this and any other non-GAAP financial measures used to determine compensation as non-GAAP financial measures. Refer to Instruction 5 to Item 402(b) of Regulation S-K.
Company Response: The only non-GAAP financial measure used to determine compensation during 2008 was operating earnings before stock-based compensation (exclusion of stock-based compensation). We intend to disclose in our future filings that the operating earnings before stock-based compensation is a non-GAAP financial measure and that it can be calculated by subtracting the stock-based compensation expense as disclosed in Note 9, Stock-Based Compensation, from the operating earnings as reported on the Consolidated Statement of Operations in our Form 10-K.
Form 8-K/A Filed November 4, 2009
11.	Please revise to include the audit report of Gordon, Hughes & Banks, LLP for the audit of HiveLive’s December 31, 2007 financial statements pursuant to Rule 3-05 of Regulation S-X.
Company Response: On December 3, 2009, we filed a Current Report on Form 8-K/A (Amendment No. 2) that revised the Form 8-K/A filed November 4, 2009 to include the audit report of Gordon, Hughes & Banks, LLP for the audit of HiveLive’s December 31, 2007 financial statements pursuant of Rule 3-05 of Regulation S-X.
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The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Any comments or questions concerning our response should be directed to the undersigned at (406) 522-2941 (phone) or (406) 522-2908 (facsimile).
Thank you for your assistance in this matter.
Sincerely,
RIGHTNOW TECHNOLOGIES, INC.

/s/ Jeffrey C. Davison

Jeffrey C. Davison
Chief Financial Officer, Vice President and,
Treasurer
(Principal Financial and Accounting Officer)